Exhibit 1

FOR IMMEDIATE RELEASE

July 15, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Changes in Directors

     Nissin Co., Ltd. hereby announces changes in the membership of its Board of Directors as of July 15, 2005, pursuant to a resolution adopted by the Board of Directors at its meeting held today.

New Title	Name	Current Title
Senior Managing Director & Executive Officer (General Manager Inter-Company Dept.)	Hitoshi Higaki	Senior Managing Director & Executive Officer (General Manager Operations Control Div. and Inter-Company Dept.)
Managing Director & Executive Officer (General Manager Operations Control Div. and Finance Dept.)	Akihiro Nojiri	Managing Director & Executive Officer (General Manager Finance Dept.)